See a full list of work experiences, publications and certifications on [LinkedIn](#)

Jessi Roesch

- Executive Leadership
- Product Management
- Technical Implementation
- Go-to-Market Strategy
- Client Success
- Sales Operations
- Marketplace Sourcing
- Project Management
- Vendor Management
- Employee Hiring & Coaching

EDUCATION & COURSES

Bachelor's of Arts in Strategic Communication | 2007- 2011
Miami University
Oxford, OH
University Honors with Distinction, Cum Laude

Authentic Leadership Journey October 2016
GE Crotonville
Ossining, NY

Leading Complex Projects November 2021
IDEO U
San Francisco, CA

Learning for Action Climate Fellowship | Oct. 2023-Jan. 2024
Terra.do
Stanford, CA

PUBLICATIONS

The Innovator's Guide to Emerging Skills
Degreed
January 2019

Voice of the Learner Report
Digital Learning Consortium
October 2018

CERTIFICATIONS

CrossFit Level 2 Trainer | 2023
CrossFit
Georgetown, TX

Level 6 Consulting, Level 5 Presenting, Level 5 Change Management | 2018
Degreed
San Francisco, CA

CrossFit Level 1 Trainer | 2018
CrossFit
Scotts Valley, CA

LEADERSHIP EXPERIENCE

Founder | *Downland – January 2022 to present*
- Conduct over 50 customer discovery calls in two weeks, develop business & financial models and go-to-market strategy
- Secure industry-leading advisory team, over $60k in pre-sales, 15 landowner LOIs and launch crowdfund
- Conduct site visits and soil sampling to assess site viability for Central Texas operations

Entrepreneur in Residence | *Antler – October 2023 to December 2023*
- Selected from less than 3% of applicants to ideate on business ideas during Antler's 0-1 founder residency program with a focus on climate, sustainability and regenerative agriculture
- Conduct over 50 customer discovery calls in two weeks, develop business & financial models and go-to-market strategy

Head of Product & Strategy | *LeasePoint Funding Group – January 2022 to July 2023*
- Serving as an executive team member, scale operations, credit analyst, customer service to support [379.2% YoY growth](#) and recognized as [number 180 on the Inc. 5000](#)
- Develop the strategy and vision for SaaS and services product offerings, including product roadmaps, and deploy resources for timely delivery of new features and revenue streams

Vice President, Strategic Initiatives | *Spruce – May 2021 to November 2021*
- Serve as a member of Spruce's executive team, executing future-looking growth initiatives
- Complete the post-acquisition integration of [Spruce's first target](#) company in less than 90 days, migrating 84% of legacy customers, growing service volume 14%, retaining 100% of revenue, and decreasing costs by 32%
- Launch Spruce's affiliate program, contracting its first [cohort of paid referral](#) partnerships

Vice President, Operations | *Spruce – August 2020 to May 2021*
- Serve as a member of Spruce's executive team, expanding its Operations functions, including Customer Service, Sales Development, Client Success and Accounting to absorb 130% YoY growth.
- Absorb and expand Client Success capabilities to include a support model for day-to-day client interactions at 42% cost reduction
- Mature Spruce's Sales Development function staffing a full-time team, sourcing a diverse pipeline of suppliers representing 50% women-owned and 24% BIPOC-owned local businesses, and supporting supply needs for [10 new market launches](#).

Senior Director, Operations | *Spruce – August 2019 to August 2020*
- Serve as member of Spruce's executive team, leading the Operations team performing sales operations, customer service, supplier account management, business intelligence, and compliance management functions.
- Implement a variety of Spruce's business facing systems, including business intelligence tooling in Looker and supporting data models, Salesforce and billing automation flows via Workato, email CRM via Groove and Talkdesk VOIP.
- Transform the structure of customer service to accommodate a flexible, part-time model that scales efficiently with business needs.
- Support [operational changes](#) in response to the COVID-19 pandemic to retain customers and uphold increased safety standards.

Business Operations Manager | *Degreed – March 2018 to June 2019*
- Launch and grow portfolio of skill measurement product offerings from $0 to $1.5M through tight partnership through cross-functional coordination of sales, product, technology, operations, implementation and client support teams.
- Write and publish thought leadership on credentialing, [talent management](#), [internal mobility](#) and related topics to clients and prospects throughout the relationship lifecycle. Use market research to vet strategic partnerships and acquisition targets.
- Consult top clients on incorporating best practices and research into real strategies, and enable our global sales team to do the same. Evolve our go-to-market strategy while maintaining operational rigor around contract structure, pricing, profitability and P&L management.

Software Sales Operations Leader for the Americas | *General Electric – July 2017 to March 2018*
- Build and lead a growing team across international sites providing quotes, renewals, licensing

maintenance, customer service, order entry and administrative sales support for GE Digital software sales and